Exhibit 2.2

CLOSING DATE AGREEMENT

THIS CLOSING DATE AGREEMENT (“Agreement”) dated as of December 18, 2003, is entered into by and among Fisher Broadcasting Company, a Washington corporation (“Fisher Broadcasting”), Fisher Broadcasting – Portland Radio, L.L.C., a Delaware limited liability company (“Fisher Radio” and together with Fisher Broadcasting, the “Fisher Entities”), Entercom Portland, LLC, a Delaware limited liability company (“Entercom Portland”), and Entercom Portland License, LLC, a Delaware limited liability company (“Entercom License” and together with Entercom Portland, “Purchaser”).

RECITALS

A. Purchaser and the Fisher Entities have entered into an Asset Purchase Agreement, dated as of May 29, 2003 (the “Purchase Agreement”), pursuant to which, among other things, the Fisher Entities agreed to sell and assign to Purchaser the Purchased Assets, which include certain real property that is owned by Fisher Broadcasting and is legally described on Exhibit A (the “Property”).

B. In connection with the parties’ execution of the Purchase Agreement, Purchaser deposited Two Million Two Hundred Thousand Dollars ($2,200,000) (the “Deposit”) with the Escrow Agent, to be held in accordance with the terms of the Purchase Agreement and the Escrow Agreement.

C. Pursuant to Section 5.6 of the Purchase Agreement, Purchaser engaged URS Corporation (“URS”), an environmental consulting firm, to conduct certain environmental investigations of the Property, including groundwater testing. As a result of such investigations, the Fisher Entities engaged Anchor Environmental, L.L.C. (“Anchor”), a separate environmental consulting firm, to conduct further groundwater testing using monitoring wells. The preliminary results of Anchor’s monitoring well testing identified the presence of certain pesticides in the range of concentrations set forth in the Summary of Results for STL Seattle Laboratory Number 118182, a copy of which is attached as Exhibit B (the conditions identified thereon being the “Identified Environmental Conditions”).

D. In light of the Identified Environmental Conditions, the parties have determined to retain One Million Dollars ($1,000,000) of the Deposit in escrow as a hold-back of the Purchase Price, to be disbursed in accordance with the terms of this Agreement.

E. To address certain matters contemplated by the Purchase Agreement and arising in connection with the Identified Environmental Conditions, the parties desire to enter into this Agreement.

F. All capitalized terms used herein and not otherwise defined herein shall have the same meanings assigned to them in the Purchase Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and in the Purchase Agreement, the parties agree as follows:

AGREEMENT

1.	Closing. Notwithstanding anything in the Purchase Agreement to the contrary, on the date hereof, Closing shall be consummated as follows:

1.1	Purchase Price. One Million Dollars ($1,000,000) (the “Hold-Back Amount”) shall be held back from the Purchase Price, and in lieu of delivering the amount of the Purchase Price described in Section 2.8(b) of the Purchase Agreement, Purchaser shall deliver, or cause to be delivered, to the Fisher Entities the amount set forth on Exhibit C.

1.2	Partial Release of Deposit. The parties shall jointly instruct the Escrow Agent to deliver the Deposit and all interest accrued thereon, less the Hold-Back Amount, to Purchaser. The parties agree that the Hold-Back Amount shall be retained and disbursed by the Escrow Agent in accordance with the terms of this Agreement and the Escrow Agreement (as amended pursuant to this Agreement). Each of the Fisher Entities and Purchaser shall execute such amendments to the Escrow Agreement and other documents as the Escrow Agent and the parties may reasonably request to evidence their mutual understanding regarding the partial release of the Deposit on Closing, the continued escrow of the Hold-Back Amount, and the release of the Hold-Back Amount as described herein.

2.	Additional Matters Relating to Closing.

2.1	Disclosure Schedules.

(a)	Attached hereto as Exhibit D are the Fisher Entities’ updated disclosure schedules with respect to Section 3.16 of the Purchase Agreement. The matters disclosed on Exhibit D are hereby integrated into the Purchase Agreement and made a part thereof.

(b)	The parties acknowledge that Schedule 3.9 (FCC Licenses) to the Purchase Agreement failed to include all FCC Licenses due to the omission of Private Microwave Licenses, Call Signs WNTL407 and WNTL408 (the “Microwave Licenses”). Attached hereto as Exhibit E is the amended and updated Schedule 3.9 to the Purchase Agreement. The matters disclosed on Exhibit E are hereby integrated into the Purchase Agreement and made a part thereof, such that Microwave Licenses are included within the definition of “FCC Licenses” and “Purchased Assets” for all purposes under the Purchase Agreement, including without limitation, for the purposes of all representations, warranties and covenants of the Fisher Entities contained therein.

2.2

Additional Microwave License Matters. The parties did not include the Microwave Licenses in the Transfer Application filed on May 30, 2003 and consented to by the FCC on September 25, 2003. Accordingly, on October 8, 2003, the Fisher Entities filed an application for the FCC’s consent to the assignment of the Microwave Licenses to Purchaser (the “Microwave Transfer Application”). The Fisher Entities represent and warrant that (i) the FCC’s consent to the Microwave Transfer Application was granted on October 16, 2003 without any condition or qualification that is materially adverse to Purchaser or to the operation of the Stations and (ii) no objection or opposition to the Microwave Transfer Application has been filed.

2.3	Assumption of Accrued Sick Leave. In consideration for the Fisher Entities’ payment of Eleven Thousand Five Hundred Dollars ($11,500) to Purchaser, Purchaser hereby accepts and assumes all of the Fisher Entities’ obligations, if any, with respect to the accrued sick leave of any employees of the Fisher Entities whom Purchaser has hired as part of the transactions contemplated by the Purchase Agreement. Notwithstanding anything in the Purchase Agreement to the contrary, the foregoing obligations with respect to accrued sick leave are, and shall be deemed to be, Assumed Liabilities.

2.4	Waiver of Rights; Purchase Agreement. By entering into this Agreement, the parties hereby waive their rights under Section 5.6 (Environmental Site Assessment) of the Purchase Agreement, agree that the provisions of this Agreement shall replace and supersede the provisions of such section, and acknowledge that all other conditions to Closing have been satisfied or waived as provided in Section 7 and Section 8 of the Purchase Agreement. Except as expressly set forth herein, the parties’ rights and obligations under the Purchase Agreement shall not be modified by this Agreement.

3.	Identified Environmental Conditions.

3.1	Fisher Entities’ Obligations; DEQ Process. The Fisher Entities shall, at their sole cost and expense and in accordance with the provisions hereof, (a) investigate the Identified Environmental Conditions in accordance with the requirements of the Oregon Department of Environmental Quality (the “DEQ”) (b) enter into a formal DEQ program to remediate, contain or take such other actions as the DEQ may require with respect to the Identified Environmental Conditions (the “DEQ Process”), and (c) obtain from the DEQ a no-further-action determination with respect to the Identified Environmental Conditions, which determination shall be without material qualification or limitation or further material requirements relating to the Identified Environmental Conditions, but which may require continued testing and/or monitoring of the Property (the “No Further Action Determination”). The obligations described in subsections (a), (b) and (c) of this Section 3.1 are referred to herein as the “Fisher Environmental Obligations.” Upon receipt of the No Further Action Determination, the Fisher Entities shall promptly provide Purchaser with written notice of such determination by the DEQ, together with a copy of any documentation provided by the DEQ with respect thereto.

3.2	Continued Testing and/or Monitoring. If the No Further Action Determination requires such continued testing and/or monitoring as described in Section 3.1,

then prior to or contemporaneous with the release of any portion of the Hold-Back Amount to the Fisher Entities pursuant to Section 3.6(a), the parties shall jointly instruct the Escrow Agent to release the Agreed Upon Costs (as defined) from the Hold-Back Amount to Purchaser. “Agreed Upon Costs” means the amount equal to the net present value of the annual costs of such continued testing and/or monitoring, as reasonably estimated and agreed upon by the parties and their respective environmental consultants.

3.3	Termination of Obligations. Except in the case described in Section 3.5, the Fisher Environmental Obligations shall terminate upon the earlier of:

(a)	the date upon which the No Further Action Determination is obtained (the “Success Date”); or

(b)	the date on which Fisher’s DEQ Costs (as defined below), plus the amount of any Purchaser’s DEQ Costs (as defined below) that are reimbursed pursuant to Section 4.5, total in the aggregate One Million Three Hundred Eighty Thousand Dollars ($1,380,000) (the “Maximum Payment Date”).

3.4	Extension of Obligations. If, twenty four (24) months after the date hereof (the “Sunset Date”), the DEQ has not provided a No Further Action Determination and Fisher’s DEQ Costs have not amounted in the aggregate to One Million Three Hundred Eighty Thousand Dollars ($1,380,000), then the Fisher Environmental Obligations shall terminate unless the provisions of this Section 3.4 apply. If Purchaser reasonably believes that further efforts could result in the receipt of the No Further Action Determination, then within thirty (30) days following the Sunset Date, Purchaser shall give the Fisher Entities written notice of the same, setting forth in reasonable detail the basis for Purchaser’s belief and the actions that Purchaser recommends with respect to completing the DEQ Process and obtaining the No Further Action Determination. Within twenty (20) days following the Fisher Entities’ receipt of such notice, the Fisher Entities shall provide Purchaser with a written response either (a) agreeing to continue the DEQ Process and pursue the No Further Action Determination, including the performance of all or a part of the actions described in Purchaser’s notice (the “Fisher Control Option”), for up to twelve (12) months following the date of the Fisher Entities’ written response (the “Extension Term”), or (b) agreeing that Purchaser may undertake such actions on its own during the Extension Term (the “Purchaser Control Option”), subject to the terms and conditions described herein. If the Fisher Entities elect to have Purchaser undertake such actions, then in addition to the other obligations expressly imposed on the parties hereunder, Purchaser shall be subject to the same obligations that are imposed on the Fisher Entities, and the Fisher Entities shall be subject to the same obligations that are imposed on the Purchaser, under Sections 4.1, 4.2, and 4.3 hereof with respect to consultation, communications, non-interference and notices.

3.5	Expiration of Extension. If, at the expiration of the Extension Term, the DEQ has not provided a No Further Action Determination and Fisher’s DEQ Costs plus

Purchaser’s DEQ Costs (if applicable) have not amounted in the aggregate to One Million Three Hundred Eighty Thousand Dollars ($1,380,000), then the Fisher Environmental Obligations shall terminate.

3.6	Action upon Termination.

(a)	In the event that the Fisher Environmental Obligations terminate pursuant to Section 3.3(a), then subject to Section 3.2 hereof, the parties shall, within three business days, jointly instruct the Escrow Agent to release (i) any Agreed Upon Costs to Purchaser, and (ii) the portion of the Hold-Back Amount remaining in escrow and all interest accrued to the Fisher Entities.

(b)	In the event that the Fisher Environmental Obligations terminate pursuant to Section 3.3(b), the parties shall, within three business days, jointly instruct the Escrow Agent to release the portion of the Hold-Back Amount remaining in escrow and all interest accrued thereon to the Fisher Entities. A termination pursuant to Section 3.3(b) shall neither preclude nor limit Purchaser from proceeding to take such actions as are necessary to obtain the No Further Action Determination nor from seeking indemnification for Losses and Expenses incurred in connection therewith pursuant to Section 9 of the Purchase Agreement.

(c)

In the event that the Fisher Environmental Obligations terminate pursuant to Section 3.5, the portion of the Hold-Back Amount remaining in escrow and all interest accrued thereon shall remain in escrow, and the Purchaser may, until expiration of the Purchaser Control Period (as defined below) or until the Hold-Back Amount has been exhausted, whichever occurs earlier, proceed to take such actions as it reasonably deems necessary to obtain the No Further Action Designation and may be reimbursed pursuant to Section 4.5 in connection therewith. Upon exhaustion of the Hold-Back Amount following termination of the Fisher Environmental Obligations pursuant to Section 3.5, the parties’ respective obligations under Sections 3 and 4 of this Agreement shall terminate without prejudice to Purchaser’s ability to take such actions as are necessary to obtain the No Further Action Determination and to seek indemnification for Losses and Expenses incurred in connection therewith pursuant to Section 9 of the Purchase Agreement. In the event that the Purchaser obtains the No Further Action Letter as the result of actions taken pursuant to this Section 3.6(c), the parties shall, within three business days, jointly instruct the Escrow Agent to release the portion of the Hold-Back Amount remaining in escrow and all interest accrued thereon to the Fisher Entities. During the Purchaser Control Period, Purchaser shall be subject to the same obligations that are imposed on the Fisher Entities, and the Fisher Entities shall be subject to the same obligations that are imposed on the Purchaser, under Sections 4.1, 4.2, and 4.3 hereof with respect to consultation, communications, non-interference and notice. The “Purchaser Control

Period” shall mean (a) one year after the expiration of the Extension Term if pursuant to Section 3.4 the Fisher Entities have chosen the Purchaser Control Option, or (b) eighteen (18) months after the expiration of the Extension Term if pursuant to Section 3.4 the Fisher Entities have chosen the Fisher Control Option.

3.7	Effect on Purchase Agreement. Notwithstanding anything in this Agreement or the Purchase Agreement to the contrary, the costs and expenses incurred by the Fisher Entities in connection with the Fisher Environmental Obligations pursuant to this Agreement shall not be subject to the One Hundred Thousand Dollar ($100,000) indemnification liability threshold described in Section 9.3 of the Purchase Agreement, nor shall such costs and expenses count against the Five Million Dollar ($5,000,000) maximum indemnification liability described in Section 9.3 of the Purchase Agreement, nor shall this Agreement or any of the actions taken hereunder alter or affect the representations and warranties of the Fisher Entities, nor constitute satisfaction or a waiver of any of Purchaser’s rights and remedies under the Purchase Agreement except as expressly set forth herein.

4.	Additional Matters Relating to DEQ Process.

4.1	Consultation. The Fisher Entities shall consult with and advise URS and Purchaser on an ongoing basis of the status of the Fisher Environmental Obligations, and shall promptly provide copies of all reports and correspondence relating thereto to URS and Purchaser. If at any time Purchaser disagrees with, or has input regarding, the Fisher Entities’ handling of such investigation and/or the DEQ Process, Purchaser shall notify the Fisher Entities of the same in writing, describing in reasonable detail the basis for Purchaser’s disagreement and/or such input, and the Fisher Entities shall, subject to Section 4.2, use their reasonable best efforts to address the same.

4.2	Access to Property; Communications with DEQ; Consent. Purchaser shall allow the Fisher Entities and their agents, representatives and environmental consultants reasonable access to the Property during normal business hours for purposes of investigating the Identified Environmental Conditions, and Purchaser shall not unreasonably interfere with or impede such investigation or the DEQ Process; provided, however, the Fisher Entities shall provide Purchaser and URS with a prior written description of all actions to be taken in furtherance of the Fisher Environmental Obligations that physically affect the Property, and shall not take any such action without the written consent of Purchaser, which consent shall not be unreasonably withheld.

4.3

Communications with DEQ. Pending the DEQ Process, Purchaser shall not communicate or otherwise coordinate with the DEQ regarding the Identified Environmental Conditions or the DEQ Process other than in conjunction with the Fisher Entities. Purchaser shall provide the Fisher Entities with copies of any written communications received by Purchaser from the DEQ regarding the Identified Environmental Conditions or the DEQ Process. Each party shall keep the other apprised of all matters relating to the Identified Environmental Conditions or the DEQ Process, including without limitation, providing the other party with copies of all written correspondence and material documentation related to the Identified Environmental Conditions or the DEQ Process.

4.4	Reimbursement of Fisher’s DEQ Costs. Prior to the termination of the Fisher Environmental Obligations, the Fisher Entities shall provide Purchaser with a monthly statement setting forth in reasonable detail amounts paid by the Fisher Entities to third parties for services rendered after the date hereof in direct connection with discharging the Fisher Environmental Obligations, which amounts shall include fees charged by the DEQ, but shall not include attorneys fees (other than those of special environmental counsel), incurred by the Fisher Entities in connection with the DEQ Process and obtaining the No Further Action Designation, (“Fisher’s DEQ Costs”). After Fisher’s DEQ Costs total Three Hundred Eighty Thousand Dollars ($380,000), the Fisher Entities shall be reimbursed for Fisher’s DEQ Costs in excess of Three Hundred Eighty Thousand Dollars ($380,000) in accordance with this Section 4.4. Within five business days following receipt of any monthly statement of Fisher’s DEQ Costs, Purchaser shall join in with the Fisher Entities in instructing the Escrow Agent to release to the Fisher Entities from the Hold-Back Amount an amount equal to Fisher’s DEQ Costs as set forth on such statement. The foregoing notwithstanding, Purchaser may, within such five business day period, provide the Fisher Entities with written notice of objection to the release of such funds if Purchaser reasonably believes that the amounts reflected on the Fisher Entities’ monthly statement are not bona-fide costs and expenses paid by the Fisher Entities to third parties for services rendered in direct connection with discharging the Fisher Environmental Obligations; provided, however, that Purchaser may not object to such release if the costs and expenses at issue were incurred as a result of actions taken by the Fisher Entities, and consented to by Purchaser, pursuant to Section 4.2. If Purchaser delivers such written notice of objection to the Fisher Entities, the parties will defer instructing the Escrow Agent to release the funds at issue and the parties shall thereafter use reasonable efforts to resolve the substance of Purchaser’s objection and to arrange for the prompt reimbursement of Fisher’s DEQ Costs from the Hold-Back Amount.

4.5

Reimbursement of Purchaser’s DEQ Costs. If Purchaser assumes the DEQ Process pursuant to Section 3.4, or takes actions in order to obtain the No Further Action Designation Pursuant to Section 3.6(c), then Purchaser shall provide the Fisher Entities with a monthly statement setting forth in reasonable detail amounts paid by Purchaser to third parties for services rendered after the date hereof in direct connection with discharging the Fisher Environmental Obligations, which amounts shall include fees charged by the DEQ, but shall not include attorneys fees (other than those of special environmental counsel), incurred by the Purchaser in connection with the DEQ Process and obtaining the No Further Action Designation, (“Purchaser’s DEQ Costs”) (provided that nothing herein shall be deemed to waive Purchaser’s right to recover attorneys fees pursuant to Section 9 of the Purchase Agreement). Within five business days following receipt of any monthly statement of Purchaser’s DEQ Costs, the Fisher Entities shall join in with Purchaser in instructing the Escrow Agent to release to Purchaser from the Hold-Back Amount an amount equal to Purchaser’s DEQ Costs as set forth on such statement. The foregoing notwithstanding, the Fisher Entities may, within such five business day period, provide Purchaser with written notice of objection to the release of such funds if the Fisher Entities reasonably believe that the amounts reflected on Purchaser’s monthly statement are not bona-fide costs and expenses paid by Purchaser to third parties for services rendered in direct connection with discharging the Fisher Environmental Obligations. If the Fisher Entities deliver such written notice of objection to Purchaser, the parties will defer instructing the Escrow Agent to release the funds at issue and the parties shall thereafter use reasonable efforts to resolve the substance of the Fisher Entities’ objection and to arrange for the prompt reimbursement of Purchaser’s DEQ Costs from the Hold-Back Amount.

5.	Miscellaneous Provisions.

5.1	Governing Law. This Agreement is governed by the laws of the State of Washington, without reference to its choice of law rules.

5.2	Notices. All notices or other communications required or permitted hereunder shall be made in accordance with Section 11.4 of the Purchase Agreement.

5.3	Assignment; Successors and Assigns.

(a)	The rights and obligations of any party under this Agreement shall not be assignable or delegable by such party without the written consent of the other parties hereto. Notwithstanding the foregoing, any party may, without the consent of the other parties, (i) assign its rights under this Agreement to any of its Affiliates and (ii) make a collateral assignment of its rights under this Agreement for the benefit of its lenders.

(b)	This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon any Person other than the parties and successors and assigns permitted by this Section 5.3 any right, remedy or claim under or by reason of this Agreement.

5.4	Waivers. Any term or provision of this Agreement may be waived, or the time for its performance may be extended, by the party or parties entitled to the benefit thereof. The failure of any party hereto to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

5.5	Expenses. Except as otherwise expressly provided herein, in the Purchase Agreement or in the TBA, the Fisher Entities and Purchaser will each pay all of its own respective costs and expenses incident to its negotiation and preparation of this Agreement and to its performance and compliance with all agreements and conditions contained herein on its part to be performed or complied with, including the fees, expenses and disbursements of its counsel and accountants.

5.6	Partial Invalidity. Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under applicable law, but in case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein unless the deletion of such provision or provisions would result in such a material change as to cause completion of the transactions contemplated hereby to be unreasonable.

5.7	Entire Agreement; Amendment. This Agreement, the exhibits referred to herein, the Purchase Agreement and the Escrow Agreement (each as modified by this Agreement) and the other documents delivered pursuant hereto, contain the entire understanding of the parties with regard to the subject matter contained herein and therein. The parties, by mutual agreement in writing, may amend, modify and supplement this Agreement.

5.8	No Third Party Beneficiaries. The Fisher Entities and Buyer do not intend by the execution, delivery or performance of this Agreement to confer a benefit upon any Person not a party to this Agreement.

5.9	Attorneys’ Fees. If either party initiates any litigation against the other party involving this Agreement, the prevailing party in such action shall be entitled to receive reimbursement from the other party for all reasonable attorneys’ fees and other costs and expenses incurred by the prevailing party in respect of that litigation, including any appeal, and such reimbursement may be included in the judgment or final order issued in that proceeding.

5.10	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same agreement, and shall become binding when one or more counterparts have been signed by each of the parties and delivered to each of the parties.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the undersigned parties has caused this Closing Date Agreement to be duly executed as of the day and year first written above.

FISHER BROADCASTING COMPANY

By:	/s/ Benjamin W. Tucker
Name: Benjamin W. Tucker
Title: President

FISHER BROADCASTING – PORTLAND RADIO, L.L.C.

By Fisher Broadcasting Company, Its Manager

By:	/s/ Benjamin W. Tucker
Name: Benjamin W. Tucker
Title: President

ENTERCOM PORTLAND, LLC

By:	/s/ John C. Donlevie
Name: John C. Donlevie
Title: Executive Vice President

ENTERCOM PORTLAND LICENSE, LLC

By:	/s/ John C. Donlevie
Name: John C. Donlevie
Title: Executive Vice President